UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 001-11392

THE PREMCOR REFINING GROUP INC.
(Exact name of registrant as specified in its charter)

One Valero Way
San Antonio, Texas 78249
(210) 345-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 1/4 Senior Notes due 2010
6 3/4 Senior Notes due 2011
6 1/8 Senior Notes due 2011
7 3/4 Senior Subordinated Notes due 2012
9 1/2 Senior Notes due 2013
6 3/4 Senior Notes due 2014
7 1/2 Senior Notes due 2015
Guarantee of 12 1/2 Senior Notes due 2009 of Port Arthur Finance Corp.
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-5	☒

Rule 12h-3(b)(1)(i)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: N/A

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Premcor Refining Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 8, 2005	By:	/s/ Jay D. Browning
Jay D. Browning
Vice President and Secretary